Exhibit 13.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

EnerJex Resources, Inc.

We have audited the accompanying consolidated balance sheets of EnerJex Resources, Inc. and Subsidiaries as of December 31, 2012, and 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EnerJex Resources, Inc. and Subsidiaries as of December 31, 2012, and 2011, and the results of its consolidated operations, stockholders’ equity, and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Weaver, Martin & Samyn

Weaver, Martin & Samyn, LLC

Kansas City, Missouri

April 10, 2013

F-1

EnerJex Resources, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31,
	2012	2011

Assets
Current Assets:
Cash	$767,494	$2,770,440
Accounts receivable	1,221,962	1,454,405
Marketable securities	1,018,573	1,018,573
Deposits and prepaid expenses	374,592	114,436
Total current assets	3,382,621	5,357,854

Fixed assets	629,816	529,371
Accumulated depreciation	(319,939)	(232,508)
Total fixed assets	309,877	296,863

Other Assets
Oil properties using full-cost accounting:
Properties not subject to amortization	7,830,828	7,922,734
Properties subject to amortization	25,372,070	17,837,766
Total oil properties using full-cost accounting	33,202,898	25,760,500

Total assets	$36,895,396	$31,415,217

Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
Accounts payable	$2,384,090	$2,355,692
Accrued liabilities	590,205	123,789
Derivative liability	757,181	959,114
Note Payable	825,000	-
Long-term debt, current	-	7,000
Total current liabilities	4,556,476	3,445,595

Non-Current Liabilities
Asset retirement obligation	1,336,151	908,790
Derivative liability	1,043,114	1,768,220
Long-term debt	8,500,000	3,826,484
Total non-current liabilities	10,879,265	6,503,494
Total liabilities	15,435,741	9,949,089

Commitments and Contingencies
Stockholders' Equity (Deficit):
Preferred stock, $0.001 par value, 10,000,000 shares authorized, 4,779,460 shares issued and outstanding	4,780	4,780
Common stock, $0.001 par value, 100,000,000 shares authorized; shares issued and outstanding - 73,586,529 at December 31, 2012, and 73,411,279 at December 31, 2011	73,587	73,412
Treasury stock, 5,570,000 shares at December 31, 2012, and 3,750,000 shares at December 31,2011	(2,551,000)	(1,500,000)
Equity based compensation unearned	(153,876)	(230,813)
Accumulated other comprehensive income	(552,589)	(552,589)
Paid in capital	45,352,096	43,556,486
Retained (deficit)	(20,713,343)	(20,450,876)
Total stockholders’ equity EnerJex Resources Inc.	21,459,655	20,900,400
Non-controlling interest in subsidiary	-	565,728
Total stockholders' equity (deficit)	21,459,655	21,466,128

Total liabilities and stockholders' equity (deficit)	$36,895,396	$31,415,217

See Notes to Consolidated Financial Statements.

F-2

EnerJex Resources, Inc. and Subsidiaries

Consolidated Statements of Operations

	Year Ended December 31,
	2012	2011

Oil revenues	$8,496,519	$6,516,411

Expenses:
Direct operating costs	3,102,321	3,671,228
Depreciation, depletion and amortization	1,633,467	1,128,712
Professional fees	1,483,720	1,453,386
Salaries	601,533	502,924
Administrative expense	808,836	960,744
Total expenses	7,629,877	7,716,994

Income (loss) from operations	866,642	(1,200,583)

Other income (expense):
Interest expense	(302,357)	(463,021)
Gain (loss) on derivatives	55,708	(409,399)
Other income (expense)	121,127	55,741
Total other income (expense)	(125,522)	(816,679)
Income before provision for income taxes	741,120	(2,017,262)
Provision for income taxes	-	-

Net income (loss)	$741,120	$(2,017,262)

Net income (loss) attributed to EnerJex Resources Inc.	$345,992	$(2,038,622)

Net income (loss) attributed to non-controlling interest in subsidiary	395,128	21,360

Net income (loss)	$741,120	$(2,017,262)

Net income (loss) attributed to EnerJex Resources Inc.	345,992	(2,038,622)
Preferred dividends	(608,459)	(56,263)

Net (loss) attributed to EnerJex Resources Inc. common stockholders	(262,467)	(2,094,885)

Net Income (loss) per share- basic and diluted	$0.00-	$(.03)

Weighted average shares outstanding	69,714,758	69,029,617

See Notes to Consolidated Financial Statements.

F-3

EnerJex Resources, Inc. and Subsidiaries

Consolidated Statement of Stockholders' Equity

										Total
							Accumulated			Stockholders'	Non
						Equity Based	Other			Equity EnerJex	Controlling	Total
	Preferred Stock		Common Stock		Treasury	Compensation	Comprehensive	Paid In	Retained	Resources	Interest	Stockholders'
	Shares	Amount	Shares	Amount	Stock	Unearned	Income	Capital	Deficit	Inc.	Subsidiary	Equity
Balance, January 1, 2011	4,779,460	$4,780	67,459,869	$67,460	$-	$-	$-	$37,661,719	$(18,355,991)	$19,377,968	$-	$19,377,968

Stock Sold	-	-	5,726,660	5,727	-	-	-	3,430,269	-	3,435,996	-	3,435,996
Stock Issued for Oil Assets and Services	-	-	225,000	225	-	-	-	122,275	-	122,500	-	122,500
Stock Options and Warrants Issued	-	-	-	-	-	(536,591)	-	536,591	-	-	-	-
Amotization of Stock Options and Warrants	-	-	-	-	-	305,778	-	-	-	305,778	-	305,778
Acquisition of Treasury Stock	-	-	-	-	(1,500,000)	-	-	-	-	(1,500,000)	-	(1,500,000)
Accumulated Other Comprehensive Loss	-	-	-	-	-	-	(552,589)	-	-	(552,589)	-	(552,589)
Sale of
Non Controlling Interest by Subsidiary	-	-	-	-	-	-	-	-	-	-	2,350,000	2,350,000
Accretion to EnerJex due to Sale of Non Controlling Interest
by Subsidiary	-	-	-	-	-	-	-	1,805,632	-	1,805,632	(1,805,632)	-
Dividends Paid on Preferred Stock	-	-	-	-	-	-	-	-	(56,263)	(56,263)	-	(56,263)
Net Loss for the Year	-	-	-	-	-	-	-	-	(2,038,622)	(2,038,622)	21,360	(2,017,262)

Balance, December 31, 2011	4,779,460	4,780	73,411,529	73,412	(1,500,000)	(230,813)	(552,589)	43,556,486	(20,450,876)	20,900,400	565,728	21,466,128

Stock Issued for Services	-	-	175,000	175	-	-	-	122,226	-	122,401	-	122,401
Acquisition of Treasury Stock	-	-	-	-	(1,051,000)	-	-	-	-	(1,051,000)	-	(1,051,000)
Amortization of Stock Options	-	-	-	-	-	76,937	-	-	-	76,937	-	76,937
Issuance of Stock Options	-	-	-	-	-	-	-	167,033	-	167,033	-	167,033
Warrants Issued for Services	-	-	-	-	-	-	-	85,892	-	85,892	-	85,892
Sale of Non Controlling Interest												-
by subsidiary	-	-	-	-	-	-	-	-	-	-	2,650,000	2,650,000
Accretion to EnerJex due to Sale of
Non Controlling Interest by subsidiary	-	-	-	-	-	-	-	1,420,459	-	1,420,459	(1,420,459)	-
Distributions To Non-Contolling Interests	-	-	-	-	-	-	-	-	-	-	(592,936)	(592,936)
Liquidation of Non-Controlling Interests	-	-	-	-	-	-	-	-	-	-	(1,597,461)	(1,597,461)
Dividends Paid on Preferred Stock	-	-	-	-	-	-	-	-	(608,459)	(608,459)	-	(608,459)
Net Income for the Year	-	-	-	-	-	-	-	-	345,992	345,992	395,128	741,120

Balance, December 31, 2012	4,779,460	$4,780	73,586,529	$73,587	$(2,551,000)	$(153,876)	$(552,589)	$45,352,096	$(20,713,343)	$21,459,655	$-	$21,459,655

See Notes to Consolidated Financial Statements.

F-4

EnerJex Resources, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2012	2011
Cash flows from operating activities
Net Income (loss)	$741,120	$(2,017,262)
Depreciation, depletion and amortization	1,633,467	1,128,712
Stock, options and warrants issued for services	285,230	368,278
Accretion of asset retirement obligation	93,973	87,437
(Gain) on derivatives	(927,039)	(469,495)
(Gain) on sale of fixed assets	(1,378)	-
Adjustments to reconcile net income (loss) to cash from operating activities:
Accounts receivable	232,443	(1,097,018)
Deposits and prepaid expenses	(93,123)	30,032
Accounts payable	28,398	1,245,844
Accrued liabilities	291,652	(38,021)
Cash flows from operating activities	2,284,743	(761,493)

Cash flows from investing activities
Purchase of Treasury Stock	(226,000)	(1,500,000)
Purchase of fixed assets	(115,274)	(276,294)
Additions to oil properties	(10,247,539)	(6,288,695)
Sale of oil properties	-	3,825,000
Proceeds from sale of vehicles	11,240	-
Cash flows from investing activities	(10,577,573)	(4,239,989)

Cash flows from financing activities
Sale of marketable securities	-	1,400,000
Sale of common stock	-	3,435,996
Sale of non-controlling interest in subsidiary	2,650,000	2,350,000
Dividend paid	(433,696)	(56,263)
Borrowings on long-term debt	4,700,000	700,000
Distribution to non-controlling interest in subsidiary	(592,936)	-
Payments on long-term debt	(33,484)	(3,019,630)
Cash flows from financing activities	6,289,884	4,810,103

Increase (decrease) in cash and cash equivalents	(2,002,946)	(191,379)
Cash and cash equivalents, beginning	2,770,440	2,961,819
Cash and cash equivalents, end	$767,494	$2,770,440

Supplemental disclosures:
Interest paid	$195,125	$445,365
Income taxes paid	$-	$-
Non-cash transactions:
Share-based payments issued for services	$452,263	$368,278
Stock issued for oil properties and supporting assets	-	60,000
Treasury stock purchased with a note payable	$825,000	$-
Preferred dividends payable	174,763	-

See Notes to Consolidated Financial Statements.

F-5

EnerJex Resources, Inc.

Notes to Consolidated Financial Statements

Note 1 - Summary of Accounting Policies

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Our operations are considered to fall within a single industry segment, which are the acquisition, development, exploitation and production of crude oil properties in the United States. Our consolidated financial statements include our wholly owned subsidiaries and our majority owned subsidiary Rantoul Partners (through December 31, 2012).

Rantoul Partners was formed in 2011 by our contribution of certain oil assets totaling $2,282,918 to the partnership for 100% ownership in the entity. The assets were valued at their historic cost which approximated market. In 2011 Rantoul Partners sold 11.75% of the partnership to 2 investors for $2,350,000. 11.75% of the book value of Rantoul Partners after the investment by non-controlling entities was $544,368. The difference between the investment amount ($2,350,000) and the book value bought ($544,368) is accretive to EnerJex in the amount of $1,805,632. This amount was recorded as paid in capital. In 2012 an additional $2,650,000 was invested by the two non-controlling owners for an additional 13.75% ownership (bringing their total to 25%). 13.75% of the book value of Rantoul Partners after the additional investments by the non-controlling entities was $1,229,541. The difference between the investment amount ($2,650,000) and the book value bought ($1,229,541) is accretive to EnerJex in the amount of $1,420,459. This amount was recorded as paid in capital.

On December 31, 2012 Rantoul Partners was liquidated. At the time of liquidation we owned 75% of Rantoul Partners and 75% of the working interest of Rantoul Partners. We received 75% of the net assets less liabilities of Rantoul Partners that totaled approximately $4,792,380 and a 75% working interest in the oil properties of Rantoul Partners. The non-controlling owners of Rantoul Partners received 25% of the assets less liabilities ($1,597,461) and 25% of the working interest in the properties of Rantoul Partners.

All significant intercompany balances and transactions have been eliminated upon consolidation. Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Nature of Business

We are an independent energy company engaged in the business of producing and selling crude oil. This crude oil is obtained primarily by the acquisition and subsequent exploration and development of mineral leases.  Development and exploration may include drilling new exploratory or development wells on these leases. These operations are conducted primarily in Eastern Kansas and South Texas.

Use of Estimates in the Preparation of Financial Statements

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates included in the consolidated financial statements are: (1) oil revenues and reserves; (2) depreciation, depletion and amortization; (3) valuation allowances associated with income taxes (4) accrued assets and liabilities; (5) stock-based compensation; (6) asset retirement obligations and (7) valuation of derivative instruments.  Although management believes these estimates are reasonable, changes in facts and circumstances or discovery of new information may result in revised estimates.  Actual results could differ from those estimates.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear any interest.  We regularly review receivables to insure that the amounts will be collected and establish or adjust an allowance for uncollectible amounts as necessary using the specific identification method.   Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There were no reserves for uncollectible amounts in the periods presented.

Share-Based Payments

The value we assign to the options and warrants that we issue is based on the fair market value as calculated by the Black-Scholes pricing model. To perform a calculation of the value of our options and warrants, we determine an estimate of the volatility of our stock.   We need to estimate volatility because there has not been enough trading of our stock to determine an appropriate measure of volatility. We believe our estimate of volatility is reasonable, and we review the assumptions used to determine this whenever we issue a new equity instruments.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized when items of income and expense are recognized in the financial statements in different periods than when recognized in the applicable tax return. Deferred tax assets arise when expenses are recognized in the financial statements before the tax returns or when income items are recognized in the tax return prior to the financial statements. Deferred tax assets also arise when operating losses or tax credits are available to offset tax payments due in future years. Deferred tax liabilities arise when income items are recognized in the financial statements before the tax returns or when expenses are recognized in the tax return prior to the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date when the change in the tax rate was enacted.

F-6

We routinely assess the reliability of our deferred tax assets.  If we conclude that it is more likely than not that some portion or all of the deferred tax assets will not be realized under accounting standards, the tax asset is reduced by a valuation allowance.  In addition we routinely assess uncertain tax positions, and accrue for tax positions that are not more-likely-than-not to be sustained upon examination by taxing authorities.

Uncertain Tax Positions

We follow guidance in Topic 740 of the Codification for its accounting for uncertain tax positions. Topic 740 prescribes guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. To recognize a tax position, we determine whether it is more-likely-than-not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation, based solely on the technical merits of the position. A tax position that meets the more-likely-than-not threshold is measured to determine the amount of benefit to be recognized in the financial statements. The amount of tax benefit recognized with respect to any tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

We have no liability for unrecognized tax benefits recorded as of December 31, 2012, and 2011. Accordingly, there is no amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate and there is no amount of interest or penalties currently recognized in the statement of operations or statement of financial position as of December 31, 2012. In addition, we do not believe that there are any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next twelve months. We recognize related interest and penalties as a component of income tax expense.

Tax years open for audit by federal tax authorities as of December 31, 2012, are the years ended December 31, 2009, 2010, 2011 and 2012. Tax years ending prior to 2009 are open for audit to the extent that net operating losses generated in those years are being carried forward or utilized in an open year.

Fair Value Measurements

Accounting guidance establishes a single authoritative definition of fair value based upon the assumptions market participants would use when pricing an asset or liability and creates a fair value hierarchy that prioritizes the information used to develop those assumptions. Additional disclosures are required, including disclosures of fair value measurements by level within the fair value hierarchy.   We incorporate a credit risk assumption into the measurement of certain assets and liabilities

Cash and Cash Equivalents

We consider all highly liquid investment instruments purchased with original maturities of three months or less to be cash equivalents for purposes of the consolidated statements of cash flows and other statements. We maintain cash on deposit, which, at times, exceed federally insured limits. We have not experienced any losses on such accounts and believe we are not exposed to any significant credit risk on cash and equivalents.

Revenue Recognition

Oil revenues are recognized net of royalties when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if collection of the revenue is probable. Cash received relating to future revenues is deferred and recognized when all revenue recognition criteria are met.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is on a straight-line method using the estimated lives of the assets. (3-15 years).  Expenditures for maintenance and repairs are charged to expense.

Debt issue costs

Debt issuance costs incurred are capitalized and subsequently amortized over the term of the related debt on the straight-line method of amortization over the estimated life of the debt.

Oil Properties

We follow the full-cost method of accounting under which all costs associated with property acquisition, exploration and development activities are capitalized. We also capitalize internal costs that can be directly identified with our acquisition, exploration and development activities and do not include costs related to production, general corporate overhead or similar activities.

Proved properties are amortized using the units of production method (UOP). Currently we only have operations in the Unites States of America. The UOP calculation multiplies the percentage of estimated proved reserves produced each quarter by the cost of these reserves. The amortization base in the UOP calculation includes the sum of proved property, net of accumulated depreciation, depletion and amortization (DD&A), estimated future development costs (future costs to access and develop proved reserves) and asset retirement costs, less related salvage value.

The cost of unproved properties are excluded from the amortization calculation until it is determined whether or not proved reserves can be assigned to such properties or until development projects are placed into service. Geological and geophysical costs not associated with specific properties are recorded to proved property immediately. Unproved properties are reviewed for impairment quarterly.

Under the full-cost-method of accounting, the net book value of oil properties, less deferred income taxes, may not exceed a calculated "ceiling." The ceiling limitation is (a) the present value of future net revenues computed by applying current prices of oil & gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil & gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of 10 percent and assuming continuation of existing economic conditions plus (b) the cost of properties not being amortized plus (c) the lower of cost or estimated fair value of unproven properties included in the costs being amortized less (d) income tax effects related to differences between book and tax basis of properties. Future cash outflows associated with settling accrued retirement obligations are excluded from the calculation. Estimated future cash flows are calculated using end-of-period costs and an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous 12 months held flat for the life of the production, except where prices are defined by contractual arrangements.

Any excess of the net book value of proved oil properties, less related deferred income taxes, over the ceiling is charged to expense and reflected as additional DD&A in the statement of operations. The ceiling calculation is performed quarterly. During the years ended December 31, 2012 and 2011 there were no impairments resulting from the quarterly ceiling tests.

Proceeds from the sale or disposition of oil properties are accounted for as a reduction to capitalized costs unless a significant portion (greater than 25%) of our reserve quantities are sold, in which case a gain or loss is recognized in income.

F-7

Long-Lived Assets

Impairment of long-lived assets is recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value.  The carrying value of the assets is then reduced to their estimated fair value that is usually measured based on an estimate of future discounted cash flows.

Asset Retirement Obligations

The asset retirement obligation relates to the plug and abandonment costs when our wells are no longer useful. We determine the value of the liability by obtaining quotes for this service and estimate the increase we will face in the future. We then discount the future value based on an intrinsic interest rate that is appropriate for us. If costs rise more than what we have expected there could be additional charges in the future, however, we monitor the costs of the abandoned wells and we will adjust this liability if necessary.

Major Purchasers

For the years ended December 31, 2012, and 2011 we sold all of our produced oil to Coffeyville Resources, Plains Marketing, L.P., and Sunoco, Inc. on a month-to-month basis.

Marketable Securities Available for Sale

The Company classifies its marketable equity securities as available-for-sale and they are carried at fair market value, with the unrealized gains and losses included in accumulated other comprehensive income and reported in stockholders’ equity. The difference between cost and market totals $552,589 for the years ended December 31, 2012, and 2011.

Reclassifications

Certain reclassifications have been made to prior periods to conform to current presentations.

F-8

Recent Accounting Pronouncements Applicable to the Company

The Company does not believe there are any recently issued, but not yet effective; accounting standards that would have a significant impact on the Company’s financial position or results of operations.

Note 2 - Stock Transactions

The Series A preferred stock is convertible into 4,779,460 shares of our common stock, and the Series A preferred stock, by its terms, shall convert into common stock on a one-to-one basis (subject to adjustment) once the cumulative dividends paid with regard to such stock equal to original principal value of $1.00 per share. In the event of liquidation, the holders of our Series A preferred stock would receive priority liquidation payments before payments to common shareholders equal to the amount of the stated value of the preferred stock before any distributions would be made to our common shareholders. The preferred stockholders have the right, by majority vote of the shares of preferred stock, to generally approve any issuances by us of equity that is senior to or equal in rights to the preferred stock.

We are required by the terms of our Series A preferred stock to declare dividends each calendar quarter in an aggregate amount equal to one-third of our adjusted net cash from operating activities reduced by any principal amount of debt repayment in such calendar quarter to institutional lenders and other secured creditors. Dividends of $433,696 and $56,263 were paid for the years ended December 31, 2012, and 2011 respectively. A dividend of $174,763 will be paid in the second quarter of 2013 to preferred shareholders of record as of December 31, 2012.

Stock transactions in fiscal year ended December 31, 2012

We issued 60,000 shares at $0.77 per shares to an Investor Relations firm in exchange for services. The market value of the stock at the date of issuance was $0.77 per share. We also issued 75,000 shares to a Director of the Company for services and 40,000 shares to an employee of the Company. The market price at the date of issuance for these shares was $0.60 and $0.78 respectively.

On November 30, 2012, the Company purchased two million shares of stock from a shareholder of the Company for $323,035 in cash (including an option payment that we previously made to the selling stockholder) and a note payable of $825,000 bearing interest at a rate per annum of twenty-four hundredths percent (0.24%) (See footnote 13).

Stock transactions in fiscal year ended December 31, 2011

On March 31, 2011, we issued 5,727,660 shares that were sold at a price of $0.60 per share.

On March 31, 2011, we entered into a Stock Redemption Agreement with Working Interest Group, LLC whereby we repurchased 3,750,000 shares of common stock at a price of $0.40 per share.

On November 14, 2011, we agreed to issue 100,000 shares for the purchase of assets.

On December 31, 2011, we agreed to issue 25,000 shares of our common stock as compensation to a board member for services performed.

Option transactions

Officers (including officers who are members of the Board of Directors), directors, employees and consultants are eligible to receive options under our stock option plans.  We administer the stock option plans and we determine those persons to whom options will be granted, the number of options to be granted, the provisions applicable to each grant and the time periods during which the options may be exercised.  No options may be granted more than ten years after the date of the adoption of the stock option plans.

Each option granted under the stock option plans will be exercisable for a term of not more than ten years after the date of grant.  Certain other restrictions will apply in connection with the plans when some awards may be exercised.  In the event of a change of control (as defined in the stock option plans), the vesting date on which all options outstanding under the stock option plans may first be exercised will be accelerated.   Generally, all options terminate 90 days after a change of control.

2000-2001 Stock Option Plan

The Board of Directors approved a stock option plan and our stockholders ratified the plan on September 25, 2000.  The total number of options that can be granted under the plan is 200,000 shares.

F-9

Stock Option Plan

On May 4, 2007, we amended and restated the EnerJex Resources, Inc. Stock Option Plan to rename the plan and to increase the number of shares issuable under the plan to 1,000,000.  Our stockholders approved this plan in September of 2007.   On October 14, 2008 our stockholders approved a proposal to amend and restate the 2002-2003 Stock Option Plan to (i) rename it the EnerJex Resources, Inc. Stock Incentive Plan (the "Stock Incentive Plan"), (ii) increase the maximum number of shares of our common stock that may be issued under the Stock Incentive Plan from 1,000,000 to 1,250,000, and (iii) add restricted stock as an eligible award that can be granted under the Stock Incentive Plan. At December 31, 2011, there were 900,000 options outstanding.

On December 31, 2010, we granted 900,000 options that vest ratably over a 48 month period and are exercisable at $0.40 per share to an Officer of the company.  The term of the options is 5 years. The fair value of the options as calculated using the Black-Scholes model was $307,751.   The amount recognized as expense in the years ended December 31, 2012, and 2011was $76,938 respectively and the amount of expense to be recognized in future periods is $153,876. There are 450,000 options vested at December 31, 2012.

On December 1, 2012, we granted 785,000 options that vest ratably every six months over a three year period to four employees of the company. The fair value of the option on the date of the grant was calculated using the Black-Scholes model was $167,032 using the following weighted average assumptions: exercise price of $0.70 per share; common stock price of $0.56 per share; volatility of 67%; term of three years; dividend yield of 0%; interest rate of .47%. The amount recognized as expense in the years ended December 31, 2012, was $18,825 and the amount of expense to be recognized in future periods is $148,208. There were no options vested at December 31, 2012.

New Stock Incentive Plan

Because there are not available under our existing 2000/2001 Stock Option Plan or our 2002-2003 Stock Option Plan sufficient shares to cover options that we intend to grant, and because those existing plans are dated and would not allow us to grant tax-qualified incentive stock options, we intend to seek stockholder approval of a new stock incentive plan and to reserve thereunder up to approximately 5,000,000 shares of our common stock for the granting of options and issuance of restricted shares to our employees, officers, directors, and consultants. We have entered into an agreement with Douglas M. Wright, our chief financial officer, that if he is employed with us when that plan has been approved by our stockholders, then we will grant to him under the new stock incentive plan an option for the purchase of 750,000 shares of stock, subject to a vesting arrangement.

Warrant Transactions

On March 31, 2011, we granted 2,838,330 Warrants to each investor that entered into the Securities Purchase Agreement for additional consideration, each investor received a stock purchase warrant to purchase 1 share of common stock at a price of $0.90 per share, for each 2 shares of common stock purchased.

Each Warrant was exercisable until December 31, 2011. The fair value at the date of the grant was calculated using the Black-Scholes model and totaled $74,164, using the following weighted average assumptions:  exercise price of $0.90 per share; common stock price of $0.85 per share; volatility of 42%; term of nine months; dividend yield of 0%; interest rate of 0.30%.   On December 31, 2011, the warrants were extended for an additional nine months to expire September 30, 2012. The fair value at the date of the extension was calculated using the Black-Scholes model and totaled $154,676, using the following weighted average assumptions:  exercise price of $0.90 per share; common stock price of $0.90 per share; volatility of 71%; term of nine months; dividend yield of 0%; interest rate of 0.25%.   The amount recognized as expense in the year ended December 31, 2011, was based on an estimate of the number of warrants that would be exercised and totaled $228,840. On September 30, 2012, the warrants were cancelled unexercised.

On May 31, 2012, we granted 250,000 Warrants to an investor relations firm for investor relations services to be performed over the next two years. Each warrant is exercisable until May 31, 2014. The fair value at the date of grant was calculated using the Black-Scholes model and totaled approximately $86,000 using the following assumptions. The exercise price is $0.70 per share. The market price of our stock at the grant date was $0.75 per share. We assumed volatility of 82%, a dividend yield of 0.0%, an interest rate of 0.30% and a two year term.

F-10

A summary of stock options and warrants is as follows:

	Options	Weighted Ave. Exercise Price	Warrants	Weighted Ave. Exercise Price
Outstanding January 1, 2011	900,000	$0.40	-	$-
Granted	-	-	2,838,330	0.90
Cancelled	-	-	-	-
Exercised	-	-	-	-
Outstanding December 31, 2011	900,000	$0.40	2,838,330	$0.90
Granted	785,000	0.70	250,000	0.70
Cancelled	-	-	(2,838,330)	(0.90)
Exercised	-	-	-	-
Outstanding December 31, 2012	1,685,000	$0.54	250,000	$0.70

Note 3 - Asset Retirement Obligation

Our asset retirement obligations relate to the abandonment of oil wells. The amounts recognized are based on numerous estimates and assumptions, including future retirement costs, inflation rates and credit adjusted risk-free interest rates. The following shows the changes in asset retirement obligations:

Asset retirement obligations, January 1, 2011	$883,066
Liabilities incurred during the period	297,800
Liabilities settled during the period	(359,513)
Accretion	87,437
Asset retirement obligations, December 31, 2011	908,790
Liabilities incurred during the period	347,018
Liabilities settled during the year	(1,427)
Accretion	81,770
Asset retirement obligations, December 31, 2012	$1,336,151

Note 4 - Long-Term Debt

Senior Secured Credit Facility

On October 3, 2011, the Company and DD Energy, Inc., EnerJex Kansas, Inc., Black Sable Energy, LLC and Working Interest, LLC ("Borrowers") entered into an Amended and Restated Credit Agreement with Texas Capital Bank, and other financial institutions and banks that may become a party to the Credit Agreement from time to time. The facilities provided under the Amended and Restated Credit Agreement are to be used to refinance Borrowers prior outstanding revolving loan facility with Bank, dated July 3, 2008, and for working capital and general corporate purposes.

At our option, loans under the facility will bear stated interest based on the Base Rate plus Base Rate Margin, or Floating Rate plus Floating Rate Margin (as those terms are defined in the Credit Agreement). The Base Rate will be, for any day, a fluctuating rate per annum equal to the higher of (a) the Federal Funds Rate plus 0.50% and (b) the Bank's prime rate.

The Floating Rate shall mean, at Borrower's option, a per annum interest rate equal to (i) the Eurodollar Rate plus Eurodollar Margin, or (ii) the Base Rate plus Base Rate Margin (as those terms are defined in the Amended and Restated Credit Agreement). Eurodollar borrowings may be for one, two, three, or six months, as selected by the Borrowers. The margins for all loans are based on a pricing grid ranging from 0.00% to 0.75% for the Base Rate Margin and 2.25% to 3.00% for the Floating Rate Margin based on the Company's Borrowing Base Utilization Percentage (as defined in the Amended and Restated Credit Agreement).

We entered into a First Amendment to Amended and Restated Credit Agreement and Second Amended and Restated Promissory Note in the amount of $50,000,000 with the Texas Capital Bank, which closed on December 15, 2011. The Amendment reflects the addition of Rantoul Partners, as an additional Borrower and adds as additional security for the loans the assets held by Rantoul Partners.

We entered into a Second Amendment and Restated Credit Agreement and Second Amended and Restated Promissory Note in the amount of $50,000,000 with the Texas Capital Bank, which closed on August 31, 2012. The Amendment reflects the following changes: i) the reduction of the minimum interest rate to 3.75%, ii) an increase in the borrowing base to $7.0 million, iii) the addition of a provision resulting in an event of default if Robert G. Watson ceases to be the chief executive officer of any Borrower for any reason and a successor reasonably acceptable to Administrative Agent is not appointed within one hundred twenty (120) days thereafter, and iv) the addition of new leases to the collateral pool.

F-11

We entered into a Third Amendment to Amended and Restated Credit Agreement and Second and Restated Promissory Note in the amount of $50,000,000 with The Texas Capital Bank which closed on November 5, 2012. The Amendment reflects the following changes: i) an increase in the borrowing base to $12.150 million, ii) the addition of a provision permitting the repurchase of up to 2,000,000 of common stock on or before December 31, 2013, subject to certain liquidity requirements, iii) the amendment of certain financial covenant definitions for the purposes of clarity, and iv) the provision of a limited waiver for the failure to comply with the Interest Coverage Ratio for the period ending December 31, 2011.

Our Current borrowing base is $12.150 million, of which we had borrowed $8.5 million as of December 31, 2012. We intend to conduct an additional borrowing base review around the end of the first quarter of 2013 and we expect increases in production and the maturity of existing production to result in an additional borrowing base increase prior to such additional borrowing base review. For the year ended December 31, 2012, the interest rate was 3.75%. This facility expires on October 3, 2015.

We financed the purchase of vehicles through a bank.  The notes are for four years and the weighted average interest is 7.2% per annum.  Vehicles collateralize these notes. At December 31, 2011, a $7,000 balance remained on the note. All amounts due on these notes were paid in 2012.

Long-term debt at December 31, 2012 consisted of the credit facility in the amount of $8,500,000.

Note 5 - Oil Properties

For the year ended December 31, 2011, we sold a number of oil properties for $3,825,000. In accordance with the full cost method of accounting, the Company did not record a gain or loss on these sales.

Note 6 - Related party transactions

In the normal course of business we utilize the services of stockholders who perform work for us at normal business rates.

Note 7 - Commitments and Contingencies

Rent expense for the years ended December 31, 2012, and 2011 were approximately $113,000 and $75,000 respectively. Future non-cancellable minimum lease payments are approximately $147,000 for 2013, $76,000 for 2014, $71,000 for 2015, $62,000 for 2016 and $63,000 for 2017. We received rental income form sub rentals of $50,000 in 2012 and will receive $37,000 in 2013.

We, as a lessee and operator of oil properties, are subject to various federal, state and local laws and regulations relating to discharge of materials into, and protection of, the environment. These laws and regulations may, among other things, impose liability on the lessee under an oil lease for the cost of pollution clean-up resulting from operations and subject to the lessee to liability for pollution damages. In some instances, the Company may be directed to suspend or cease operations in the affected area.  As of December 31, 2012, we have no reserve for environmental remediation and are not aware of any environmental claims.

As of December 31, 2012, the Company has an outstanding irrevocable letter of credit in the amount of $25,000 issued in favor of the Texas Railroad Commission. This letter of credit is required by the Texas Railroad Commission by all companies operating in the state of Texas with production greater than limits they prescribe.

Note 8 - Income Taxes

There was no current or deferred income tax expense (benefit) for the year ended December 31, 2011 and the nine month transition period ended December 31, 2010.

The following table sets forth a reconciliation of the provision for income taxes to the statutory federal rate:

	Year Ended December 31,
	2012	2011
Statutory tax rate	34.0%	34.0%
Derivative instruments	(94.8)%	7.8%
Oil costs and long-lived assets	30.7%	(0.3)%
Non-deductible expenses	14.9%	(5.1)%
Change in valuation allowance	15.2%	(36.4)%
Effective tax rate	0.0%	0.0%

F-12

Significant components of the deferred tax assets and liabilities are as follows:

	Year Ended December 31,
	2012	2011
Non-current deferred tax asset:
Oil costs and long-lived assets	$698,339	$609,215
Derivative instruments	612,139	927,333
Net operating loss carry-forward	8,010,770	7,960,080
Valuation allowance	(9,321,248)	(9,496,628)
	$-	$-

At December 31, 2012, we have a net operating loss carry forward of approximately $23,549,000 expiring in 2021-2028 that is subject to certain limitations on an annual basis. A valuation allowance has been established against net operating losses where it is more likely than not that such losses will expire before they are utilized.

The Company incurred a change of control as defined by the Internal Revenue Code. Accordingly, the rules will limit the utilization of the Company’s net operating losses. The limitation is determined by multiplying the value of the stock immediately before the ownership change by the applicable long-term exempt rate. It is estimated that $10.2 million of net operating losses will be subject to an annual limitation. Any unused annual limitation may be carried over to later years. The amount of the limitation may under certain circumstances be increased by the built-in gains in assets held by the Company at the time of the change that are recognized in the five-year period after the change.

Note 9 - Fair Value Measurements

We hold certain financial assets which are required to be measured at fair value on a recurring basis in accordance with the Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“ASC Topic 820-10”).   ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).   ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1. Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.  We believe receivables, payables and our debt approximate fair value at December 31, 2012.

Level 2. Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.  We consider the derivative liability to be Level 2.  We determine the fair value of the derivative liability utilizing various inputs, including NYMEX price quotations and contract terms.

Level 3. Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. We consider the marketable securities to be a Level 3. Our derivative instruments consist of fixed price commodity swaps.

	Fair Value Measurement
	Level 1	Level 2	Level 3
Crude oil contracts	$-	$1,800,295	$-
Marketable securities	$-	$-	$1,018,573

Note 10 - Derivative Instruments

We have entered into certain derivative or physical arrangements with respect to portions of our crude oil production to reduce our sensitivity to volatile commodity prices and/or to meet hedging requirements under our Credit Facility.   We believe that these derivative arrangements, although not free of risk, allow us to achieve a more predictable cash flow and to reduce exposure to commodity price fluctuations.   However, derivative arrangements limit the benefit of increases in the prices of crude oil.  Moreover, our derivative arrangements apply only to a portion of our production.

F-13

We have an Intercreditor Agreement in place between the Company; our counterparty, BP Corporation North America, Inc. (“BP”); and our agent, Texas Capital Bank, N.A., which allows Texas Capital Bank to also act as agent for BP for the purpose of holding and enforcing any liens or security interests resulting from our derivative arrangements.  Therefore, we generally are not required to post additional collateral, including cash.

The following derivative contracts were in place at December 31, 2012:

	Term	Monthly Volumes	Price/Bbl	Fair Value
Crude oil swap	1/13-12/14	1,933 Bbls	$76.74	$(1,077,333)
Crude oil swap	7/11-12/15	2,517 Bbls	$83.70	(722,962)
				$(1,800,295)

Monthly volume is the weighted average throughout the period.

The total fair value is shown as a derivative instrument in both the current and non-current liabilities on the balance sheet.  We recorded losses on the derivative contracts for the years ended December 31, 2012, and 2011 of $871,331 and $409,399 respectively.

Note 11 - Income (Loss) Per Common Share

The Company reports earnings (loss) per share in accordance with ASC Topic 260-10, "Earnings per Share." Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

Potential common shares as of December 31, 2012, include 250,000 warrants, 1,685,000 stock options, and 4,779,460 shares from the conversion of preferred shares. Potential common shares as of December 31, 2011, include 2,838,330 warrants, 900,000 stock options and 4,779,460 from the conversion of preferred shares.

Note 12 - Accounts Payable

The Company's current liabilities at December 31, 2012, and 2011 include accounts payable in the amount of $2,384,090 and $2,355,692 respectively. Accounts payable for 2012 and 2011 included $492,134 payable to former attorneys of the Company that are in dispute.

Note 13 - Note Payable

On November 30, 2012, the Company purchased two million shares of stock from a shareholder of the Company for $323,035 in cash (including an option payment that we previously made to the selling stakeholder) and a note payable of $825,000 bearing interest at a rate per annum of twenty-four hundredths percent (0.24%). Principal and accrued interest are payable as follows:

On or before March 31, 2013, $200,000.00 plus accrued interest.

On or before June 30, 2013, $200,000.00 plus accrued interest.

On or before September 30, 2013, $200,000.00 plus accrued interest.

On or before December 31, 2013, $225,000.00 plus accrued interest.

Note 14 - Subsequent Events

In January 2013, the Company issued an advisor warrants for the purchase of 300,000 shares of the Company’s common stock with a strike price equal to $0.70 per share for investor relation services, and the Company issued 130,000 shares of stock and 35,000 options to employees.

F-14

Note 15 - Supplemental Oil Reserve Information (Unaudited)

Results of operations from oil producing activities

The following table shows the results of operations from the Company’s oil producing activities.  Results of operations from these activities are determined using historical revenues, production costs and depreciation and depletion. The results of operations from the Company’s oil producing activities below exclude non-oil revenues, general and administrative expenses, interest income and interest expense. Income tax expense was determined by applying the statutory rates to pretax operating results.

	Year Ended December 31, 2012	Year Ended December 31, 2011
Production revenues	$8,496,519	$6,285,411
Production costs	(3,102,321)	(3,440,228)
Depletion and depreciation	(1,541,069)	(1,128,712)
Income tax	(1,305,513)	(583,600)
Results of operations for producing activities	$2,547,616	$1,132,871

Capitalized costs

The following table summarizes the Company’s capitalized costs of oil properties.

	Year Ended December 31, 2012	Year Ended December 31, 2011
Unevaluated properties not subject to amortization	$7,830,828	$7,922,734
Properties subject to amortization	30,466,951	21,602,640
Capitalized costs	38,297,779	29,525,374
Accumulated depletion	(5,094,881)	(3,764,874)
Net capitalized costs	$33,202,898	$25,760,500

Cost incurred in property acquisition, exploration and development activities

	Year Ended December 31, 2012	Year Ended December 31, 2011
Acquisition of properties	$-	$1,422,590
Exploration costs	-	-
Development costs	10,247,539	4,926,105
Net capitalized costs	$10,247,539	$6,348,695

Estimated quantities of proved reserves

Our ownership interests in estimated quantities of proved oil reserves and changes in net proved reserves all of which are located in the United States are summarized below.  Proved reserves are estimated quantities of oil that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those that are expected to be recovered through existing wells with existing equipment and operating methods. Reserves are stated in barrels (stb) of oil. Geological and engineering estimates by MHA Petroleum Consultants, LLC of proved oil reserves at one point in time are highly interpretive, inherently imprecise and subject to ongoing revisions that may be substantial in amount. Although every reasonable effort is made to ensure that the reserve estimates are accurate, by their nature reserve estimates are generally less precise than other estimates presented in connection with financial statement disclosures.

F-15

	Year Ended December 31, 2012	Year Ended December 31, 2011
	Oil-stb	Oil-stb
Proved reserves:
Beginning	2,714,150	2,320,150
Revisions of previous estimates	(193,059)	(130,908)
Purchase of minerals in place	-	700,190
Extension and discoveries	502,751	316,049
Sale of minerals in place	-	(221,365)
Sales of Rantoul Partners interest		(198,187)
Production	(96,842)	(71,729)
Ending	2,927,000	2,714,200

Proved developed reserves for December 31, 2012, and 2011 consisted of 100% oil and totaled 1,546.3 and 643.1 MBbls, respectively.  Proved undeveloped reserves at December 31, 2012, and 2011 were 1,380.8 and 2,071.1 MBbls, respectively.

Standardized measure of discounted future net cash flows

The standardized measure of discounted future net cash flows from our proved reserves for the periods presented in the financial statements is summarized below.

	Year Ended December 31, 2012	Year Ended December 31, 2011
Future production revenue	$246,535,000	$242,383,840
Future production costs	(69,131,000)	(93,373,850)
Future development costs	(11,766,000)	(12,767,540)
Future cash flows before income tax	165,638,000	136,242,450
Future income taxes	(33,550,000)	(22,864,737)
Future net cash flows	132,088,000	113,377,713
10% annual discount for estimating of future cash flows	(83,215,000)	(69,730,808)
Standardized measure of discounted net cash flows	$48,873,000	$43,646,905

Changes in Standardized Measure of Discounted Future Net Cash Flows

The following is a summary of a Standardized Measure of discounted net future cash flows related to the Company’s proved oil reserves. The information presented is based on a calculation of estimated proved reserves using discounted cash flows based on the 12-month average price for oil calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month prior period. The additions to estimated proved reserves from new discoveries and extensions could vary significantly from year to year. Additionally, the impact of changes to reflect current prices and costs of reserves proved in prior years could also be significant.

	Year Ended December 31, 2012	Year Ended December 31, 2011
Balance beginning of year	$43,646,905	$25,304,892
Sales, net of production costs	(5,394,198)	(2,869,339)
Net change in pricing and production costs	2,870,156	11,287,884
Net change in future estimated development costs	(1,001,445)	(702,640)
Purchase of minerals in place	-	16,834,878
Extensions and discoveries	11,274,543	7,598,861
Sale of minerals in place	-	(5,322,346)
Sale of Rantoul Partners interest	-	(4,765,069)
Revisions	(4,329,483)	(3,147,460)
Accretion of discount	5,324,900	3,119,577
Change in income tax	(3,518,817)	(3,692,333)
Balance end of year	$48,872,560	$43,646,905

F-16